SWIFT Rails



Swift Rails is a new type of on-demand transit that is
5x faster and 40x cheaper than conventional light-rail.

Please click here to view our 55 second video

SWIFTRails.com

Cautionary Notes

Forward-looking Statement Disclaimer

This presentation contains "forward-looking statements" within the meaning of the term set forth in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements or expectations regarding management's ability to position the Company to fulfill its significant potential for future growth and profitability, the Company's ability to successfully complete the demonstration project at Clarkson University, the Company's ability to implement its technology in full-scale applications, the Company's ability to fund its operations, the Company's expansion to other projects, the Company's ability to foster and develop relationship with entities in the transportation space, expectations relating to the Company's performance and effectiveness of its leadership teams expected to work in transportation markets, ability to compete well in transportation markets, and other related matters. These statements reflect the Company's current views of future events and financial performance and are subject to a number of risks and uncertainties, including its ability to raise enough capital to fund its operations and complete the development of its technology, ability to implement strategic initiatives and business plans. Actual results, performance or achievements may differ materially from those expressed or implied in the forward-looking statements. Additional risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, decreased economic activity relating to Covid-19, the loss of pending or future bids for new business, termination of vendor or parnter relationships, cost increases and project cost overruns, unforeseen schedule delays, poor performance by its subcontractors, cancellation of projects, competition, failure to attract and retain highly-qualified personnel, changes in the economic and social and political conditions in the United States.

Other important factors that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's filing with the SEC. Any forward-looking statement speaks only as of the date of this presentation. Except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and you are cautioned not to rely upon them unduly.

World's 2ⁿᵈ Largest Market (Transportation) Has Problems

Largest single source of carbon
- 5.8 gigatons annually

It's dangerous
- #1 cause of death of 5 to 29-year olds

Traffic wastes time and resources
- 8.8 billion hours (1 million years!) annually in the U.S. alone
- Then you have to find a place to park



Number of vehicles is doubling every 20 years
- Running out of space for roads and parking

Transit should be the solution, but it's not working
- Prohibitively expensive, decade long projects
- Slow, inconvenient and uncomfortable

SWIFTRails.com

Our Solution is a Better Way to Travel…

5 Times Faster
On-demand, no wait

Comfortable
Private vehicle, first class seat



1, 2 & 4 Passenger Vehicles

Exceptionally Safe
1,000+ times safer than cars

Select Your Destination, Relax and it Takes You Right There
No traffic, no parking, no waiting at other stops

SWIFTRails.com

...and A Better Solution For Cities

Solving Major Mass Transit Problems

40X cheaper than conventional transit

Zero emissions – exceptionally efficient

Built in months not years

Elevated 12-15ft above traffic and everything else

Resilient

Tiny footprint - sustainable

MaaS[1] friendly (great complement to Uber, Lyft, etc.)



SWIFTRails.com

We Like it Too!

1,000,000 Animals per Day are Killed on U.S. Roads Alone

Our elevated rails have no at-grade crossings, eliminating collisions with everything on the ground



Superior Design



Very Low Rolling Resistance

Great Aerodynamics

Ultra Lightweight Vehicles

Extremely energy efficient vehicles

- 100 mph speed possible at 5hp
- Faster acceleration for the energy expended
- Light weight (lowest-cost) elevated rail

Very low rolling resistance

- Hard polyurethane wheels rolling on tubular steel track
- Vehicle and passengers can be pushed with one finger!

Great aerodynamics

- Low drag coefficient and small frontal cross-sectional area

Ultra lightweight vehicles

- 8x lighter than average car
- 134x lighter than average light rail car

U.S. and global patents pending

SWIFTRails.com

On-Demand Transit

Hail via app like an Uber

Choose from multiple vehicles

- 1, 2 or 4 passenger
- Customized or specialized (VIP, freight, etc.)

Priority traffic

- For emergency use
- Premium passengers


1:34
SWIFT Rails
8 Clarkson Ave, Postdam, NY 13676
01:34
1
Find A Ride!
11:22
Ride has been confirmed!
Cheel Arena
Farrisee House
Clarkson University CAMP Loading Dock
Your ride will arrive in 10 seconds.

Minimal Footprint

Many downtowns devote over 50% of real estate to roads and parking

Uses 400 ft^2 per mile vs. 116,000 ft^2 for roads

Reduce need for additional parking



SWIFTRails.com

Environmentally Friendly

Transportation is the largest source of GHG – 5.8 gigatons annually

2016 IEA

Zero greenhouse gases

- Very energy efficient, 500+ mpge
- Electric vehicles powered by renewable energy

Low noise

Small footprint



Designed for Safety

No at grade crossings

One-way-only travel

Vehicles locked onto elevated rails



We control all vehicles on the system

$600 Billion Transit Market has Lacked Extreme Innovation

Cars are undergoing a revolution and it's time transit did as well

400,000 lbs   **VS**   **600 lbs**

   

Confusing maps, transfers and schedules   **Simple - direct travel on-demand**

   **VS**

Our elegant solutions to these and other issues will *EXPAND* transit use

Changing the Transit Equation

	Conventional Transit	SWIFT Rails	Improvement[2]
All-in Capital Cost Per Mile[1]	$40 million to $2.0 billion[3]	$6 million to $12 million	7 to 167 times cheaper
Construction Start to Finish	5-7 years +	Built in months	7 times faster
Disruption Time Per Street Crossing	6 months to 2 years	8 hours	1,300 times faster
Ongoing Maintenance Cost to Public	Significant operating subsidy required	None; operates profitably	Infinitely better
Trip Time	Stops at everyone else's stop	Point to point (your stop only)	5 times faster
Emissions	Low	Zero	Very substantial
Applicable Terrain	Very limited	Its nimble, build almost anywhere	Expands how transit is applied
Flexibility	Very difficult to expand	Easy to add stops, expand lines	Everyone can connect
Affordability	Only large cities can afford	Small cities, large campuses, venues	Enables widespread adoption

1. All-in Capital Costs Per Mile includes two-way track and all vehicles
2. Percentage calculations taken from midpoints; 10 months used for "Start to Finish"

3. MacKechnie, Christopher. "How Much Do Rail and Transit Projects Cost to Build and Operate" ThoughtCo, Aug. 22, 2019, https://www.liveabout.com/rail-transit-projects-costs-2798796

SWIFTRails.com

We'll Expand the Transit Market by Bringing it to Small Cities

Our low capital cost and profitable operation create self-funding systems.

Due to cost, 95% of suitable cities do not have transit systems

Market: ~4,200 cities[1]

Potential System Design and Development:
~$528 billion[2,3]

Potential **Annual Recurring Fare Revenue**:
~$154 billion[2,3]

1. Core market covers "traditional" type transit and does not include applications for campuses, tourist areas venues, custom lines, real estate development opportunities
2. Assumes 4,000 small cities, 30 3-mile lines per city, 42,000 boardings per weekday, $3.00/ ride, 270 days/year
3. Assumes 200 large cities, 45 4-mile lines per city, 108,000 boardings per weekday, $3.00/ride, 270 days/year

14

SWIFTRails.com

Quickly Profitable, Highly Scalable

Substantial recurring revenue & margins expand as systems expand

 **Build and expand the systems**
Design & Construction Fees
Good gross margin

 **Operation of systems**
Recurring **Revenue**
Even better gross margin

Profitable at low volume – highly profitable at scale

Systems can be individually financed by outside capital

- Profitable operation enables stand-alone financing for each project

Recurring revenue is key

- Operating fees are sticky high margins in perpetuity
- Systems will expand organically, funded by demand

SWIFTRails.com

Short Path to Big Returns

We do not sell $25 widgets – our large individual sales fuel rapid growth

# of Initial System Sales*	One-time Construction Revenue*	Recurring Operations EBITDA*
2	$ 100 million	$ 6.2 million
20	$ 1.0 billion	$ 67.3 million
50	$ 2.5 billion	$ 190.1 million



INITIAL SYSTEM
$50 MILLION

~4,200 Target Cities

Scalable Repeatable Model

*Estimates based upon desktop calculation of initial system sales assumptions. Initial systems can easily be expanded, resulting in additional revenue.

Increasing Traction in Sales Pipeline

With limited marketing to date, our sales pipeline continues to grow to *approximately $200 million of good to excellent opportunities*

Project Category*	Description	Category Value	Number of Customers
1	excellent sales potential	$90 million	2
2	good and developing sales potential	$107 million	3
3	interested and qualified sales prospect	Not quantified	6



$1.2 Trillion infrastructure bill perfectly timed to fuel rapid sales growth

*ranking based on level of major organization support, funding, route planning, route use case, and other factors

SWIFTRails.com

A $5 Trillion Market Undergoing Transformation

Capital is flowing into transportation solutions as investors recognize historic opportunity with transportation innovators

	UBER	lyft	WAYMO	TESLA MOBILITY[1]	23 mobility startups with $1 Billion+ valuation in 2021[4]
Founded:	March 2009	June 2012	2009	Announced 2016	
Approximate valuation:	$72 billion[2]	$15 billion[2]	$30 billion[3]	$42 billion[1]	

1. Morgan Stanley's estimated valuation of the mobility unit within Tesla as of October 2020. "Tesla Mobility" is not a stand-alone company.
2. As of February 15, 2021
3. June 2021, Waymo raised $2.5 billion at an estimated $30 billion valuation
4. Startups in the Travel & Mobility Tech context with a billion-dollar company valuation; 23 of those in ride-hailing, ride-sharing, autonomous and electric vehicles (https://tnmt.com/lists/unicorns/)

We Fit The Goals of the New Infrastructure Bill

✔️ Climate change – zero emissions

✔️ Expand transit at lower cost and greater rider benefits

✔️ Build America Buy America

✔️ Innovative solutions

✔️ Reduce wildlife collisions



✔️ At risk coastal areas (elevated) and resiliency (COVID variants)

✔️ Alternative financing and public private partnerships

And more…

SWIFTRails.com

Huge New Space - No Established Competition

SWIFT Rails has the best design and the lowest costs



Most Economical

Legend

Vehicle Privacy & Comfort

SWIFT Rails

Metrino

Modutram

Transit-X

Skyway

Skytran[1]

Least Economical

Slowest

Fastest

Our big key advantages:

- Passenger focused design, "first-class" comfort; privacy

- Engineered for high performance and low cost

- Small, flexible footprint

- Very strong team with proven experience selling to MPOs, governments, universities and international markets

Others see the opportunity, none are well established

1. Have raised $10+ million; ~$100M valuation with no operating installations; former Google CEO Eric Schmidt is an investor through his VC firm Innovation Endeavors

SWIFTRails.com

Seasoned Executive Team



Chief Executive Officer– Kevin Neumaier, PE

Previously CEO of a $169M publicly traded global environmental and engineering consulting company

Led 1,600 global employees with projects in over 100 countries to record-setting revenue and profitability

Designed a ride-sharing program that was sold to 42 U.S. transit agencies and MPOs



Chief Design Officer – James Enright

Quick taking theories to design physical products, excellent manufacturing knowledge

Wide range of vehicle systems experience, including electric and hydraulics



Chief Operating Officer – Tony Gale, MBA, PMP, ITIL

Experienced in all aspects of transportation hardware, software and SaaS for Transit

Successfully scaled a ride-sharing startup offering services to over 10 million people



Chief Financial Officer – Daryl Anderson, CFA

Experienced with complex financial structures and financial risk management

Former investor relations and business advisor to multiple publicly traded firms



Chief Safety Officer – Mark Cotter, CSP, CIH

Over 30 years of global Environmental, Health and Safety experience

Permitting expert at federal, state and local level

> **Globally recognized sustainability experts**
>
> **Successfully scaled a transportation start-up**
>
> **Extensive transportation experience**
>
> **Experience doing business in over 100 countries**
>
> **Successfully led large global enterprise**

SWIFTRails.com

Milestones and Funding

**We are seeking funding to complete first pilot project
and accelerate business development**

Targeted Outcomes	6 months	12 months	18 months	24 months
Further develop switch mechanisms	▓			
Advance control software development	▓			
Complete 5th generation vehicle	▓			
Complete first pilot project	▓▓			
Continue developing current sales pipeline	▓▓▓▓			
Expand sales pipeline – capitalize on Infra Bill	▓▓▓▓			
Expand U.S. and global patent portfolio	▓▓▓▓			








Supplemental Information

Progress to Date

Working outdoor test track and vehicle prototype – 1,000+ rider touch tests

~$200 million in good to excellent project opportunities in a growing sales pipeline

Earned support from elected officials, universities and a leading U.S transit agency

International interest for multiple projects in the UK and Europe

Won NYSERDA Cleantech Internship grant - $220,000 potential value

Developed partnerships that deeply enhance key capabilities:



Development Partner



Motors, Technology and Support



Showcase Project Partner

Profitable at Low Volumes, *Awesome at Scale*

Swift Rails is lower cost than transit from day one

Soon we expect to be cheaper than roads

At scale we expect to be be the lowest cost and best transportation for the average trip





*Projections are not guaranteed

SWIFTRails.com

SWIFT Rails vs. Other Transportation

Legend: red (worst), orange (in between), green (best)

CRITERION	SWIFT Rails	OTHER PRT[1]	LIGHT RAIL / BUS[2]	CAR / LIGHT TRUCK[3]	SELF-DRIVING TAXIS	AIR TAXIS	UBER
Cost to rider (per 16-mile trip – average commute each way)	$4	$6	$7	$10	$10	$30	$35
Convenience (on-demand with no / minimal wait time)							
Journey time (rush hour or bad weather)							
Passenger throughput (during peak periods)							
Climate impact (GHG emissions, energy efficiency**)**							
Privacy & comfort (no strangers, crowding, hard seating)							
Resilience (pandemic, extreme snow, flooding)							
Safety (human and animal deaths and injuries)							



1. Personal Rapid Transit
2. Light-rail / Bus is subsidized 65-70% by federal and state government / tax-payers
3. Does not include cost road construction and maintenance

SWIFTRails.com

Contact Info & References

Kevin Neumaier CEO
kneumaier@swiftrails.com

Daryl Anderson CFO
danderson@swiftrails.com

Swift Rails' Impact Statement: **World Changing Impact by rethinking transportation**

Slide	Reference
3	https://static.tti.tamu.edu/tti.tamu.edu/documents/mobility-report-2019.pdf https://wardsintelligence.informa.com/WI058630/World-Vehicle-Population-Rose-46-in-2016 2017 EPA numbers https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions U.S. Department of Transportation, 2012 IEA 2016
14	https://www.eia.gov/todayinenergy/detail.php?id=26192 http://documents.worldbank.org/curated/en/594771468024850796/pdf/557730WP0P11791June020091EN105jan10.pdf Potential revenue assumes 4,000 small cities wth 30 3-mile lines per city, 42,000 boardings per weekday, and 200 large cities with 45 4-mile lines per city, 108,000 boardings per weekday, $3.00/ride, 270 days/year
27	https://exchange.aaa.com/wp-content/uploads/2019/09/AAA-Your-Driving-Costs-2019.pdf https://www.newgeography.com/content/006415-transport-costs-subsidies-mode https://techcrunch.com/2018/05/08/heres-how-much-ubers-flying-taxi-service-will-cost/ https://www.cnbc.com/2019/06/13/lilium-five-seater-electric-air-taxi-how-much-does-a-ride-cost.html